Exhibit 2.1

Execution Version

CONFIDENTIAL

SIXTH WAIVER AND AGREEMENT

This SIXTH WAIVER AND AGREEMENT, dated as of August 14, 2018 (this “Waiver”), is by and among Genworth Financial, Inc., a Delaware corporation (the “Company”), Asia Pacific Global Capital Co., Ltd., a limited liability company incorporated in the People’s Republic of China (“Parent”), and Asia Pacific Global Capital USA Corporation, a Delaware corporation (“Merger Sub”) (each of the Company, Parent and Merger Sub, a “Party” and collectively, the “Parties”). Any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Merger Agreement (as defined below).

WHEREAS, the Company, Parent and Merger Sub have entered into that certain (i) Agreement and Plan of Merger, dated as of October 21, 2016 (the “Merger Agreement”), (ii) Waiver and Agreement, dated as of August 21, 2017, (iii) Second Waiver and Agreement, dated as of November 29, 2017, (iv) Third Waiver and Agreement, dated as of February 23, 2018, (v) Fourth Waiver and Agreement, dated as of March 27, 2018, and (vi) Fifth Waiver and Agreement, dated as of July 28, 2018 (the “Fifth Waiver”);

WHEREAS, pursuant to Section 7.1(b) of the Merger Agreement, it is a condition to the obligations of each of the Parties to effect the merger that, prior to the Effective Time, the Parties shall have obtained the required non-PRC Regulatory Approvals including the Parent Approvals referred to in Section 7.1(b) of the Parent Disclosure Letter, the Company Approvals referred to in Section 7.1(b) of the Company Disclosure Letter and any other approvals from any Government Entity with competent jurisdiction for which the failure to obtain such approval would subject the Company, Parent, or their respective Affiliates, or any of their respective directors, officers, other employees or Representatives to any criminal liability;

WHEREAS, Section 8.2(a) of the Merger Agreement provides that the Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if the Merger shall not have been consummated by August 31, 2017 (the “End Date”), whether such date is before or after the date of adoption of the Merger Agreement by the stockholders of the Company referred to in Section 7.1(a) of the Merger Agreement; provided, that the right to terminate the Merger Agreement under Section 8.2(a) of the Merger Agreement shall not be available to any Party if such failure of the Closing to occur on or prior to the End Date is principally caused by or is the result of a material breach of the Merger Agreement by such Party;

WHEREAS, pursuant to Section 1 of the Fifth Waiver, each of the Parties waived its right to terminate the Merger Agreement and abandon the Merger pursuant to Section 8.2(a) of the Merger Agreement prior to August 15, 2018;

WHEREAS, as of the date hereof, certain approvals required under Section 7.1(b) of the Merger Agreement have not been obtained (the “Outstanding Approvals”) and the Parties have reasonably determined that certain of such Outstanding Approvals will not be obtained by August 15, 2018;

WHEREAS, in light of the above-referenced Outstanding Approvals, the Parties acknowledge that it is reasonably expected that each Party will have the right to terminate the Merger Agreement pursuant to Section 8.2(a) of the Merger Agreement on August 16, 2018;

WHEREAS, the board of directors of each of the Parties has determined that it is in such Party’s best interests and the best interests of its stockholder or stockholders (as applicable) for the Parties to continue to be bound by the Merger Agreement and each of the Parties desires to waive its right to terminate the Merger Agreement pursuant to Section 8.2(a) of the Merger Agreement prior to December 1, 2018 as set forth in Section 1 of this Waiver;

WHEREAS, pursuant to Section 7.2(d) of the Merger Agreement, it is a condition (the “Unstacking Condition”) to the obligations of Parent and Merger Sub to effect the Merger that, prior to the Effective Time, the Company shall have obtained the Company Approvals referred to in Section 7.2(d) of the Company Disclosure Letter (the “Unstacking Approvals”);

WHEREAS, pursuant to Section 6.16 of the Merger Agreement and subject to the conditions set forth therein, Parent agreed to contribute to the Company $525,000,000 to facilitate the Unstacking (the “Unstacking Capital Commitment”);

WHEREAS, while certain of the Unstacking Approvals have been obtained and certain of the transactions contemplated thereby have been implemented, the Parties have determined that the Company will not be able to obtain certain other Unstacking Approvals on the terms contemplated in the Merger Agreement prior to the Effective Time;

WHEREAS, pursuant to Section 6.16 of the Merger Agreement and subject to the conditions set forth therein, Parent agreed to contribute to the Company $600,000,000 to pay the Company 2018 Notes (the “2018 Debt Capital Commitment” and together with the Unstacking Capital Commitment, the “Capital Commitments”);

WHEREAS, on March 7, 2018, the Company completed a $450,000,000 senior secured term loan (the “Term Loan”), and the proceeds of the Term Loan, together with the Company’s cash on hand, were used to pay the Company 2018 Notes;

WHEREAS, (i) each of the Investors has executed the Equity Commitment Letter, pursuant to which, among other things, each Investor agreed to provide Parent its pro rata share of the Capital Commitments, subject to the conditions set forth therein, and (ii) pursuant to Section 6.17 of the Merger Agreement and subject to the conditions set forth therein, Parent agreed to, among other things, enforce the Investors’ funding obligations under the Equity Commitment Letter;

WHEREAS, in light of the Parties’ determination that the Company will not be able to obtain certain Unstacking Approvals on the terms contemplated in the Merger Agreement prior to the Effective Time, Parent and Merger Sub have agreed to waive the Unstacking Condition, and the Parties have mutually agreed to cease their efforts to obtain the Unstacking Approvals, and waive (i) the Unstacking Capital Commitment and (ii) certain other terms and covenants in the Merger Agreement and the Equity Commitment Letter related to the Unstacking Approvals, on the terms and subject to the conditions set forth herein;

WHEREAS, in light of the completion of the Term Loan and the retirement of the Company 2018 Notes, the Company has agreed to waive (i) the 2018 Debt Capital Commitment and (ii) certain other terms and covenants in the Merger Agreement and the Equity Commitment Letter related thereto, on the terms and subject to the conditions set forth herein;

WHEREAS, Parent has agreed to make or cause certain of its Affiliates to make capital contributions of approximately $1,500,000,000 in aggregate to the Company between the consummation of the Merger and March 31, 2020, subject to (i) the occurrence of the Closing and (ii) any notice or filing required to be made, or approval, consent or authorization required to be obtained, from any Governmental Entity with respect to such capital contributions; and

WHEREAS, as of the date hereof, each of the Parties has reasonably determined and therefore acknowledges that (i) each of the Parties has performed its obligations under the Merger Agreement in all material respects including the obligation to use its reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the Merger Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement, as soon as practicable, and (ii) there has been no breach of any representation, warranty, covenant, or agreement under the Merger Agreement on the part of any of the Parties.

NOW, THEREFORE, in consideration of the mutual covenants, agreements and undertakings contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to and on the terms and conditions set forth in this Waiver, the Parties, each intending to be legally bound, hereby acknowledge and agree as follows:

SECTION 1. Waiver of Termination Right. Each of the Company and Parent hereby irrevocably waives its right to terminate the Merger Agreement and abandon the Merger pursuant to Section 8.2(a) of the Merger Agreement prior to December 1, 2018. For the avoidance of doubt, all references to “End Date” in the Merger Agreement shall mean December 1, 2018.

SECTION 2. Waiver of Unstacking. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, hereby irrevocably waives: (i) the Unstacking Condition; (ii) compliance by the other Party or Parties with Section 6.5 of the Merger Agreement to the extent relating to the Unstacking Approvals; and (iii) any claim that it may have against the other Party or Parties and its or their Affiliates under the Merger Agreement or otherwise, including any claim that the other Party or Parties has or have failed to comply with Section 6.5 of the Merger Agreement, in each case, resulting from, arising out of or relating to obtaining or failing to obtain any of the Unstacking Approvals.

SECTION 3. Waiver of Capital Commitments.

(a)    The Company hereby irrevocably waives: (i) compliance by Parent with Section 6.16 and Section 6.17 of the Merger Agreement with respect to the Capital Commitments; (ii) compliance by the Investors with the terms of the Equity Commitment Letter to the extent relating to the Capital Commitments; and (iii) any claim that it may have against Parent, Merger Sub, the Investors or their respective Affiliates under the Merger Agreement, the Equity Commitment Letter or otherwise, resulting from, arising out of or relating to the Capital Commitments, including (i) any such claim that Parent has failed to comply with Section 6.16 or Section 6.17 of the Merger Agreement, and (ii) any such claim of the Company under Section 7 of the Equity Commitment Letter.

SECTION 4. General Acknowledgements and Waivers.

(a)    The Company hereby (i) acknowledges that, as of the date hereof, there has been no breach of the Merger Agreement on the part of Parent or Merger Sub and (ii) irrevocably waives any claim against each of Parent and Merger Sub based upon or arising out of any actual or alleged breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in the Merger Agreement based upon the facts or circumstances existing or occurring on or prior to the date hereof for all purposes under the Merger Agreement, including Section 8.3(a) and Section 8.5 (as applicable).

(b)    Parent hereby (i) acknowledges that, as of the date hereof, there has been no breach of the Merger Agreement on the part of the Company and (ii) irrevocably waives any claim against the Company based upon or arising out of any actual or alleged breach by the Company of any representation, warranty, covenant or agreement set forth in the Merger Agreement based upon the facts or circumstances existing or occurring on or prior to the date hereof for all purposes under the Merger Agreement, including Section 8.4(b) and Section 8.5 (as applicable).

SECTION 5. General Provisions.

(a)    Except as expressly provided herein, nothing in this Waiver shall be deemed to constitute a waiver of compliance by any Party with respect to any other term, provision or condition of the Merger Agreement or shall be deemed or construed to amend, supplement or modify the Merger Agreement or otherwise affect the rights and obligations of any Party thereto, all of which remain in full force and effect.

(b)    The following provisions from the Merger Agreement shall be incorporated into, and be effective with respect to, this Waiver as if set forth herein in their entirety: Section 9.2 (Modification or Amendment), Section 9.4 (Counterparts), Section 9.5 (Governing Law; Arbitration; Specific Performance; Sovereign Immunity), Section 9.6 (Notices), Section 9.9 (Obligations of Parent and of the Company), Section 9.11 (Severability) and Section 9.13 (Assignment).

IN WITNESS WHEREOF, the Parties have duly executed this Waiver as of the date first written above.

GENWORTH FINANCIAL, INC.

By:	/s/ Thomas J. McInerney
	Name:	Thomas J. McInerney
	Title:	President and Chief Executive Officer

ASIA PACIFIC GLOBAL CAPITAL CO., LTD.

By:	/s/ Zhiqiang Lu
	Name:	Zhiqiang Lu
	Title:	Chairman

ASIA PACIFIC GLOBAL CAPITAL USA CORPORATION

By:	/s/ Zhiqiang Lu
	Name:	Zhiqiang Lu
	Title:	Chairman